Exhibit 99.1

EXECUTION VERSION

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of May 12, 2014 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011 (as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013 and as may be further amended, amended and restated, supplemented or otherwise modified and in effect from time to time, the “Credit Agreement”), pursuant to which the Lenders have extended credit to the Borrowers on the terms and subject to the conditions set forth therein;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and Agents amend certain provisions of the Credit Agreement subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendment to Section 1.1. The definition of “Availability Block” in Section 1.1 of the Credit Agreement is hereby amended by inserting “, the Seasonal Availability Block, the Term Loan Discretionary Reserve or the Term Loan Supplemental Reserve” immediately after “Availability Block” in the parenthetical in clause (i) of such definition.

(b) Amendment to Section 1.1. The definition of “Loan to Value Reserve” in Section 1.1 of the Credit Agreement is hereby amended by restating such definition in its entirety as follows:

“Loan to Value Reserve – as of the date of determination by the Administrative Agent, from time to time an amount equal to the greater of (a) $0; and (b) the amount, if any, by which the outstanding amount of the Term Loans at such time exceeds the Dollar Equivalent of (i) 23.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category owned by the Borrowers, Henry U.S. and Mayor’s Florida at such time plus (ii) 12.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts of the Borrowers, Henry U.S., Mayor’s Florida and CGS Canada at such time plus (iii) 12.5% of Eligible Major Credit Card Receivables of a Borrower, Henry U.S. or Mayor’s Florida at such time.”

(c) Amendment to Section 1.1. The definition of “Term Loan Discretionary Reserve” is hereby amended by inserting “, the Availability Block, the Seasonal Availability Block, or the Term Loan Supplemental Reserve” immediately after “Term Loan Discretionary Reserve” in the parenthetical in the first sentence of such definition.

(d) Amendment to Exhibit E (Form of Borrowing Base Certificate). Exhibit E to the Credit Agreement is hereby amended by deleting such exhibit in its entirety and replacing such exhibit with the Exhibit E attached hereto.

§2. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefore may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§3. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect.

(b) The Administrative Agent shall have received a duly executed Consent to Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agents, the Term Loan Agent, the Co-Collateral Agents (as such term is defined in the Term Loan Agreement) and acknowledged by each Loan Party.

(c) The Borrowers shall have paid all reasonable unpaid fees and expenses of the Administrative Agent’s counsel, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(d) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(e) No Default or Event of Default shall have occurred and be continuing.

§4. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§5. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

[Remainder of Page Intentionally Left Blank]

[Signature Pages follow]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT: MAYOR’S JEWELERS, INC.

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

CANADIAN BORROWER: BIRKS GROUP INC. GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

GUARANTORS: MAYOR’S JEWELERS OF FLORIDA, INC. JBM RETAIL COMPANY, INC. JBM VENTURE CO., INC. MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal affairs and Corporate Secretary

CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC. CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Secretary

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT: BANK OF AMERICA, N.A.

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN AGENT: BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
	Name:	Medina Sales de Andrade
	Title:	Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: BANK OF AMERICA, N.A.

By:	/s/ Joseph Becker
	Name:	Joseph Becker
	Title:	Managing Director

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
	Name:	Ian Maccubbin
	Title:	Assistant Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

US LENDERS: BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
	Name:	Randon Gardley
	Title:	Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
	Name:	Medina Sales de Andrade
	Title:	Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: WELLS FARGO FOOTHILL CANADA ULC

By:	/s/ David G Phillips
	Name:	David G. Phillips
	Title:	Senior Vice President

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS: BANK OF MONTREAL

By:	/s/ Greg Fedoryn
	Name:	Greg Fedoryn
	Title:	Director National Accounts

By:
Name:
Title:

[SIGNATURE PAGE TO SECOND AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING

CREDIT AND SECURITY AGREEMENT]

Exhibit E

BIRKS GROUP INC.	Date
BORROWING BASE

CERTIFICATE #
SENIOR REVOLVER BORROWING BASE
TOTAL FACILITY AVAILABILITY CALCULATION
Birks Group Inc Availability
Birks Group Inc Term Loan Borrowing Base
Less:	Availability Block (Greater of 8.5M or 10% TL Borrowing Capacity)
Seasonal Availability Block Amount (12/20-1/20=$12.5MM;1/21-2/10=$5MM)
EBITDA Reserve
Loan to Value Reserve
Discretionay Reserve
Equals: Senior Revolving Credit Facility Net Availability (Revolver & A+)

Total Letters of Credit
Total Revolving Loan Balance
Total Obligations
TOTAL EXCESS AVAILABILITY
MAYORS REVOLVING LOAN ADVANCE REQUESTS
Beginning Principal Balance Mayors

Add prior days advance
Add fees charged today
Less prior days paydown

Ending Principal Balance

Add est. accrued mtd interest
Add Letters of Credit (Documentary & Standby)

Total liability prior to request

Mayors	Advance Request USD
Note only; Mayors Loan no LC
Total liabilities after today’s request
CDN BIRKS ADVANCE REQUEST
Beginning Principal Balance Birks

Add prior days advance CAD
Add fees charged today or purchase/sale of USD
Less prior days paydown CAD

Ending Principal Balance

Add est. accrued mtd interest
Add Letters of Credit (Documentary & Standby)

Total liability prior to request

Birks	Advance Request CAD
Total Birks Liability	Includes USD Loan Converted to CAD

Total Canadian Loans Outstanding

Current Exchange Rate - Noon Rate Friday	http://www.bankofcanada.ca/en/rates/exchange
USD Equivalent of CanadianLoans Outstanding
USD BIRKS ADVANCE REQUEST
Beginning Principal Balance Birks USD

Add prior days advance
Add fees charged today
Less prior days paydown

Net Birks USD Availability prior to today’s request

Birks	Advance Request USD
Total Birks USD Liability
EXHIBIT: Entity Borrowing Base Availability (Utilizing Sr Revolver & Tranche A Borrowing Bases)
Total U.S Borrowing Base Mayors
Less: Mayors Obligations
Equals: Mayors Availability

Total USD Equivalent of CDN Borrowing Base Birks/Brinkhaus
Less: USD Equivalent of Birks Outstandings
Equals: Birks Availability

“The undersigned represents and warrants that (a) the information set forth above has been prepared in accordance with the requirements of (i) the Second Amended and Restated Revolving Credit and Security Agreement between the Borrowers and Bank of America, N.A. (as Administrative Agent) and (ii) the Second Amended and Restated Term Loan and Security Agreement between the Borrowers and Pathlight Capital, LLC (as Administrative Agent) (collectively, the “Loan Agreement”); (b) no “Default” or “Event of Default” (as defined in the Loan Agreement) is presently in existence; and (c) all or a portion of the advance requested hereby will be set aside by the Borrowers to cover 100% of the Borrowers’ obligations for sales tax on account of sales since the most recent borrowing under the Loan Agreement.”

Authorized Signer